May 8, 2019

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4631

Attn: Kevin Stertzel and Anne McConnell

Re:	GCP Applied Technologies Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed February 27, 2019

File No. 001-37533

Dear Mr. Stertzel and Ms. McConnell:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated April 26, 2019, to GCP Applied Technologies Inc. (“GCP”, or the “Company”) with respect to the above referenced Form 10-K.

The Staff comments are repeated below in italics and followed by the Company’s response.

Form 10-K for the year ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 28

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We note you present a ratio you identify as Adjusted EBIT Return on Invested Capital that you calculate using the non-GAAP financial measure, Adjusted EBIT. However, we note you do not present this ratio using the most directly comparable GAAP measure. Please ensure all non-GAAP financial measures you present in future filings, including earnings releases filed under Form 8-K, fully comply with Item 10(e) of Regulation S-K.

Response

In response to the Staff’s comment, the Company will begin presenting, on a prospective basis, a new financial ratio “Return on Stockholders’ Equity”, starting with the Form 10-Q filing for the three months ended March 31, 2019. The numerator in the Return on Stockholders’ Equity ratio will be “Income (loss) from continuing operations attributable to GCP shareholders”, the most directly comparable GAAP measure to Adjusted EBIT, a reconciliation of which is presented in the Analysis of Operations table of the Management’s Discussion and Analysis of Financial Condition

and Results of Operations (“MD&A”). The denominator in the ratio will be Stockholders’ Equity as presented in the Company’s Consolidated Balance Sheets.

The Company will include in the Analysis of Operations table within the “Results of Operations” section of MD&A the new Return on Stockholders’ Equity ratio along with a reconciliation of Stockholders’ Equity to Invested Capital.

In addition, the Return on Stockholders’ Equity ratio will be presented, discussed, and analyzed in MD&A and elsewhere with equal or greater prominence than the Adjusted EBIT Return on Invested Capital ratio.

We would be pleased to discuss any of the foregoing if you require further clarification or additional information. Please feel free to contact me at (617) 498-4563.

Sincerely,

/s/ Kenneth Korotkin

Vice President, Corporate Controller, and Chief Accounting Officer

GCP Applied Technologies Inc.

cc:	Dean Freeman, Vice President & Chief Financial Officer, GCP Applied Technologies Inc.

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